# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vertical Data Inc., CIK 0002033264
CUSIP: 92490D105
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 1980 Festival Plaza Drive Suite 300, Las Vegas, Nevada (NV), 89135
Date of event which requires filing of this statement: 01/12/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002105553

## Reporting persons
- Tiger Trout Capital Puerto Rico LLC: type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); sole voting power 0; shared voting power 830,000; sole dispositive power 0; shared dispositive power 830,000; aggregate amount beneficially owned 830,000 (7% of the class)
- Masley Alan Stephen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 830,000; shared voting power 0; sole dispositive power 830,000; shared dispositive power 0; aggregate amount beneficially owned 830,000 (7% of the class)

## Item 1. Issuer
Name of issuer: Vertical Data Inc.
Address of issuer's principal executive offices: 1980 Festival Plaza Drive Suite 300, Las Vegas, NEVADA, 89135.

## Item 2. Person Filing
Name of person filing: Tiger Trout Capital Puerto Rico LLC and Alan Masley
Address of principal business office or, if none, residence:
1357 Ashford Ave.
STE 1-170
San Juan, Puerto Rico 00907
Citizenship: See Row 4 of each Reporting Person?s cover page to this Schedule 13G.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 830,000
Percent of class: 7.0%
Sole power to vote or to direct the vote: Alan Masley
Shared power to vote or to direct the vote: Tiger Trout Capital Puerto Rico LLC
Sole power to dispose or to direct the disposition: Alan Masley
Shared power to dispose or to direct the disposition: Tiger Trout Capital Puerto Rico LLC

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Tiger Trout Capital Puerto Rico LLC: /s/ Alan Masley, Sole Member (03/16/2026)
- Masley Alan Stephen: /s/ Alan Masley, Individual (03/16/2026)